Exhibit 21.1

List of Subsidiaries of Cowen Group, Inc.
(as of December 9, 2009)

Name of Subsidiary	Jurisdiction
Ramius LLC	Delaware
Cowen Holdings, Inc.	Delaware
Cowen and Company, LLC	Delaware
Ramius Advisors, LLC	Delaware
Ramius Alternative Solutions LLC	Delaware
Ramius Enterprise LP	Delaware